MIATA METALS CORP.

(an exploration-stage company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED

March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations for the three- and twelve-months ended March 31, 2024

The following Management's Discussion and Analysis, dated August 26, 2024 (the MD&A), should be read together with i) the condensed interim financial statements for the three- and twelve-months ended March 31, 2024 (the "Q4 Financial Statements"); ii) the audited financial statements for the year ended March 31, 2023 and the related notes attached thereto (the "AFS"); and iii) the final long form prospectus dated, June 30, 2023 (the "Prospectus") prepared by Miata Metals Corp. ("Miata", or the "Company"), and filed in connection with the qualification for distribution of certain of the Company's common shares ahead of the commencement of trading on the Canadian Securities Exchange (the "CSE") on July 20, 2023.  Each of these documents are available under the Company's issuer profile on the document filing and retrieval system for Canadian publicly-listed companies known as SEDAR+ at https://www.sedarplus.ca/.

Unless otherwise stated, financial results are being reported in accordance with International Financial Reporting Standards ("IFRS").

Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flows from operating activities as determined in accordance with IFRS as an indicator of the Company's performance. The Company's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between profit or loss and cash flows from operating activities can be found in the statement of cash flows.

Certain statements contained in this management discussion and analysis may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts but are forward-looking statements. Such forward-looking statements are subject to both known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the receipt of required regulatory approvals, the availability of sufficient capital, the estimated cost and availability of funding for the continued exploration and development of the Company's prospects, political and economic conditions, commodity prices and other factors. Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to "we", "us", "our", or "the Company", refer to Miata Metals Corp.

Our reporting currency is the Canadian dollar ("$"), and all amounts in this MD&A are expressed in Canadian dollars, unless otherwise stated.

Description of Business

The Company was incorporated on July 12, 2021, under the laws of the Province of British Columbia, Canada, and its principal activity is the identification, evaluation, acquisition and exploration of mineral property interests.  The corporate head office and principal address of the Company is located at 2133-1177 West Hastings Street, Vancouver, BC, V6E 3T4, Canada.  The registered and records office of the Company is located at suite 1200 - 750 West Pender Street, Vancouver, BC, V6C 2T8, Canada.  On July 20, 2023, the Company's shares commenced trading on the CSE under the ticker symbol MMET.  On September 7, 2023, the Company undertook a 2 for 1 stock split.  Accordingly, all shares and per share amounts reported in this MD&A have been retroactively adjusted to reflect this split.

The Company is focused on advancing the Cabin Lake gold-silver-lead-zinc project ("Cabin Lake", or the "Property) in the Omineca Mining Division, British Columbia, Canada, and has recently announced that it has entered into a definitive agreement (the "BCA") to acquire all of the issued and outstanding shares of 79North Inc. ("79North"). 79North currently holds an interest in the 21,929 hectare Sela Creek gold project ("Sela Creek"), and the 19,916 hectare Nassau gold project ("Nassau"), both located in southern Suriname and within the Marowijne Greenstone Belt.

Under the terms of the BCA, Miata proposes to issue 9,000,000 common shares to 79North shareholders in exchange for 100% of the issued outstanding shares of 79North at the date of closing (the "Acquisition").  Outstanding 79North stock options and share purchase warrants are proposed to be adjusted using the exchange ratio based on the 79North share count on the date of closing.  Following the completion of the Acquisition, 79North will be a wholly-owned subsidiary of the Company.

There is also no certainty, that the Company will complete the proposed Acquisition, as closing is subject to shareholder approval of 79North, stock exchange approval, as applicable, standard closing deliverables, and other customary conditions typical for a transaction of this nature.

On August 26, 2024, Miata announced that it had entered into a new option agreement (the "Sela Creek Agreement") with the owners (the "Optionors") of Sela Creek, allowing Miata to increase its earn-in option to 100% ownership, from the 70% currently held by 79North.

As consideration to acquire 100% of Sela Creek, Miata has agreed to make payments and complete work expenditures as follows:

  US$10,000 cash payment upon signing a term sheet with the Optionors (paid).
  Additional US$45,000 deposit prior to signing the Sela Creek Agreement (paid).
  US$45,000 cash payment and issuance of US$50,000 of Miata common shares to the Optionors within five business days of signing the Sela Creek Agreement.
  US$100,000 cash payment and issuance of US$100,000 of Miata common shares to the Optionors within 12 months of signing the Sela Creek Agreement.
  US$1,000,000 work commitment, US$250,000 cash payment, and issuance of US$150,000 of Miata common shares to the Optionors within 24 months of signing the Sela Creek Agreement.
  US$1,000,000 work commitment, US$500,000 cash payment, and issuance of US$150,000 of Miata common shares to the Optionors within 36 months of signing the Sela Creek Agreement.

Upon exercise of the option, Miata shall grant the Optionors a 2.0% net smelter return royalty ("NSR") from the sale of gold mined from Sela Creek. Miata shall have a right to purchase (i) one half percent (0.5%) of the NSR for a payment of US$500,000, and (ii) an additional one half percent (0.5%) of the NSR for US$2,500,000.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue and has cash requirements to meet its administrative overhead and maintain its exploration and evaluation interests.

The viability of the Company's exploration and evaluation operations is dependent on the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of its property, and future profitable production. While the Company has been successful in the past with its financing efforts, there can be no assurance that it will be able to do so in the future.

Change of year end

In March 2024, the changed its fiscal year end from March 31 to June 30. Accordingly, for the 2024 reporting year, the Company will report its audited consolidated financial statements for the fifteen-month period ending June 30, 2024, along with its comparative figures for the twelve-month period ended March 31, 2023.

Mineral Property interest

Cabin Lake

The Company entered into an option agreement dated August 25, 2022 (the "Option Agreement"), with Petram Exploration Ltd. ("Petram") pursuant to which the Company was granted an option to purchase 100% interest in the six contiguous mineral claims covering approximately 2,173 hectares that comprise the Cabin Lake mineral property (the "Option"). The Property is located 145 km west of Prince George, 22 km southwest of Fraser Lake, and 18 km south of Endako, British Columbia.

Additional information about Cabin Lake is summarized in a technical report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "Technical Report on the Cabin Lake Property, Omineca Mining Division, British Columbia, Canada", dated and effective February 17, 2023, prepared by Kristian Whitehead, P.Geo. (the "Technical Report"), and can be viewed under Miata's issuer profile on SEDAR+ at www.sedarplus.ca

To keep the Option Agreement in good standing, and ultimately acquire Cabin Lake, the Company must make certain annual payments of cash and common shares to Petram, and complete minimum exploration expenditures on the property, as follows:

1. the payment of $35,000 in cash, in aggregate, as follows:

- $5,000 on the date Miata first lists it shares on a Canadian stock exchange (the "listing date") (paid, upon satisfaction of the July 20, 2023 listing on the CSE);

- $10,000 on the one-year anniversary of the listing date (paid);

- $10,000 on the two-year anniversary of the listing date; and

- $10,000 on the three-year anniversary of the listing date.

2. incurring aggregate exploration expenditures of not less than $455,000 as follows:

- $55,000 on or before December 31, 2022; (incurred);
- $150,000 on the two-year anniversary of the listing date; and
- $250,000 on the three-year anniversary of the listing date.

3. issuing common shares of the Company1, with such number to reflect the following values:

- $5,000 four months after the listing date (issued);

- $10,000 on the one-year anniversary of the listing date2 (satisfied);

- $20,000 on the two-year anniversary of the listing date; and

- $25,000 on the three-year anniversary of the listing date.

1 The number of shares issuable is to be determined based on the volume weighted average trading price of Miata's common shares on the CSE for the five days prior to the relevant issuance date.

2 Pursuant to an amendment to the terms of the Option Agreement, the one-year anniversary cash payment and year-end share issuance obligations to keep the option of Cabin Lake in good standing were settled by a cash payment of $20,000 with Petram agreeing to take cash in lieu of the common shares otherwise issuable.

Shares issuable to Petram will be subject to resale restrictions for a period of four months, and may be subject to additional restrictions imposed by applicable securities laws and the policies of the CSE.

Upon successful completion of the Option, Petram will retain a 2% NSR on the Property.  The Company has the right to purchase 50% of the NSR, being one percent (1.0%), from Petram at any time after the Option has been exercised in exchange for a cash payment to Petram of $500,000.

Mineral property acquisition costs are capitalized.  The amount recognized on the statement of financial position is as follows:

Cabin Lake
$
Balance, March 31, 2023	-
Acquisition costs, paid in cash	5,000
Value of common shares issued, including share issue costs[3]	5,416
Balance, March 31, 2024	10,416

3 On November 30, 2023, the Company issued 20,576 shares as an option payment in satisfaction of the four-month issuance requirement.  The shares were issued at a deemed price of $0.243 per share.

Exploration and evaluation expenditures have been expensed in the statements of loss and comprehensive loss.  Details of exploration and evaluation activities and related expenditures incurred through each respective period, are as follows:

	Twelve months ended
	March 31, 2024	March 31, 2024
Cabin Lake
Assaying	$1,395	$9,973
Geological consulting	43,327	37,630
Surveying	-	28,350
Travel	7,539	-
General exploration
Geological consulting	22,974	-
Travel	22,709	-
Total	$97,944	$75,953
Cumulative balance	$173,897	$75,953

During the period since entering into the Option Agreement, the Company continued its work program at Cabin Lake, including the definition of additional target areas pursuant to analysis of rock samples, geochemical and geophysical results, and the compilation of historical results.  The Company plans to continue processing VLF data collected during the 2023 field season and continue with detailed prospecting, mapping, and sampling of exploration targets to guide further exploration.

The surface rights on the Property are held by the Crown and a "Notice of Work and Reclamation Program" permit is required for drilling, trenching, setting up a camp and other intrusive work. There are no known environmental liabilities and no permits have been applied for or acquired for the Property.

Other opportunities

As is typical of the mineral exploration industry, from time to time the Company reviews and undertakes preliminary work on exploration and development properties of interest in order to determine if there may be merit to acquiring an interest in such properties.  There is no guarantee that any contemplated transaction will be concluded.

During the three- and twelve-month periods ended March 31, 2024, the Company incurred $24,383, and $45,683 (three- and twelve-month periods ended March 31, 2023: nil, and nil), respectively, in general exploration.  In the most recent fiscal quarter, expenditures were primarily property assessment activities in Suriname in advance of entering into the BCA. Should we enter into agreements in the future on new exploration and development properties, we may be required to make cash payments and complete work expenditure commitments under those agreements.

Selected Financial Information

Management is responsible for, and the Company's board of directors (the "Board") approved, the Q4 Financial Statements. The Q4 Financial Statements and MD&A include the results of operations and cash flows for the twelve months ended March 31, 2024, and the reader must be aware that historical results are not necessarily indicative of future performance. All amounts are reported in Canadian dollars, which is the functional currency of the Company.

Miata followed the significant accounting policies presented in Note 4 of the AFS consistently throughout all periods summarized in this MD&A.  The Company operates in one segment - the exploration of mineral property interests.

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Q4 Financial Statements:

	Twelve months ended
	March 31, 2024	March 31, 2023
Total revenue	$-	$-
Loss before income taxes	$508,628	$108,552
Other comprehensive loss (gain)	$-	$-
Comprehensive loss	$508,628	$108,552
Loss per share, basic & diluted	$0.02	$0.03
Cash dividend declared per share	$-	$-

The Company commenced formal operations in 2023.

Results of Operations for the three and twelve months ended March 31, 2024

During the three- and twelve-months ended March 31, 2024, the Company incurred a loss of $149,850 and $508,628, respectively, compared to losses of $41,063 and $108,552, for the three- and twelve -months ended March 31, 2023.  The increased loss for the current period as compared to that in the prior year is reflective of (i) a general increase in activity as the Company commenced formal business operations, and (ii) the non-cash impact from expensing of the vested tranche of stock options ("Options") to purchase common shares of the Company awarded in December 2023.

Specific comparative activities and results:

Professional fees of $19,054 and $137,363 for the three- and twelve-months ended March 31, 2024 (comparative periods: $22,196 and $24,454), includes, legal, audit, and accounting services.  Expenses in 2023 are generally higher following the Company's listing on the CSE and commencement of operations.

Stock-based compensation expenses of $72,013 and $145,921 (comparative periods: $nil and $nil) reflect initial vesting of an award of Options to certain directors, officers, and consultants of the Company in December 2023.  There had been no previous award of Options, or other form of equity remuneration. Refer in this MD&A under section "Outstanding Securities - Stock Options" for a summary of awards of stock options ("Options") to purchase common shares of the Company during the period.

At March 31, 2024, the remaining average contractual life of Options outstanding is 1.72 years.  In determining the fair market value of stock-based compensation awarded, management makes significant assumptions and estimates. The fair value of the Options was determined using the Black Scholes option pricing model using the following assumptions: estimated volatility of 82.74%, risk-free interest rate of 3.99%, expected life of 2 years, exercise price of $0.23, a dividend yield of 0%, and a share price of $0.23.  The determination of volatility was made with reference to the historical share prices of a group of similar companies as the Company's trading history is less than the two year life of these Options.

These assumptions and estimates have an effect on the stock-based compensation expense recognized to the statement of loss, and on the contributed surplus balance on the statements of financial position. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether any of Options or other form of equity incentive are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Exploration and Evaluation Expenditures of $39,383 and $97,944 for the three- and twelve-months ended March 31, 2024 (comparative periods: $11,950 and $75,953).  The Company's primary area of focus is currently Cabin Lake, however, time, attention and cost have also been spent on diligence and investigation of new mineral property opportunities, particularly the exploration property interests held by 79North.  Refer to the table and discussion under "Mineral Properties" in this MD&A for further information on expenditures and activities on the Company's mineral property interests.

Management fees of $2,250 and $38,971 for the three- and twelve-months ended March 31, 2024 (comparative periods: $4,663 and $5,193), includes fees paid to the former and current CFO for their services. Expenses in 2023 are higher following the Company's listing on the CSE and commencement of operations.

Office and administrative expenses of $9,213 and $42,606 for the three- and twelve-months ended March 31, 2024 (comparative periods: $1,134 and $1,832), includes, general and administrative costs, banking fees, and rent for the Company's offices. Expenses in 2023 are generally higher given the establishment of the business and active operations during the current period.

Exchange and filing fees of $4,187 and $29,903 for the three- and twelve-months ended March 31, 2024 (comparative periods: $nil and $nil), includes, ongoing listing and filing fees associated with the Company's listing on the CSE and subsequent maintenance of its related obligations.

Marketing and investor relations of $nil and $1,500 for the three- and twelve-months ended March 31, 2024 (comparative periods: $nil and $nil), includes news release dissemination service costs and related investor awareness activities. There were no similar such costs in the comparative year.

Consulting fees of $3,750 and $14,361 for the three- and twelve-months ended March 31, 2024 (comparative periods: $1,120 and $1,120), includes, advisory fees paid to a legal entity controlled by certain directors of the Company during the period when the Company's common shares first began trading on the CSE. There were no similar expenses incurred in the comparative period.

Foreign exchange loss of $nil and $59 for the three- and twelve-months ended March 31, 2024 (comparative periods: $nil and $nil), arose on the timing of certain payments to a service provider paid in United States dollars during the period.

Cash Flows

For the twelve months ended March 31, 2024, the Company had cash outflows of $381,927 from operating activities compared to $67,560 through the twelve months ended March 31, 2023.  Cash used in operating activities is primarily driven by exploration and evaluation expenditures, and professional fees, which have generally increased over each successive interim period.  Cash flows through the comparative period are not comparable given the timing of Miata's incorporation and commencement of operations.

Cash from financing activities has been generated via issuances of common shares.

Financial Position

The following financial data and discussion is derived from the Q4 Financial Statements.

	March 31, 2024	March 31, 2023
Current Assets	$257,175	$643,605
Total Assets	$267,587	$643,605
Total Current Liabilities	$29,766	$40,992
Total Liabilities	$29,766	$40,992
Shareholders' Equity	$237,821	$602,613
Number of common shares outstanding	26,535,276	14,130,200
Basic and fully diluted loss per weighted average number of common shares for the period ended	$0.02	$0.03

Assets

The decrease in total assets reflects primarily i) ongoing expenditures for continued exploration and general corporate activities, as well as the initial payments pursuant to the Option Agreement.

Liabilities

Current liabilities as at March 31, 2024 comprises payables and accrued liabilities of $29,766 (March 31, 2023: $40,992). The balances of payables and accruals will generally vary dependent upon the level of activity at the Company and the timing at period end of invoices and amounts we have actually paid.

Going Concern and Liquidity, Contractual Obligations, and Capital Management

Going Concern & Liquidity

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations to meet its operating and administrative expenses since inception, and does not expect to do so for the foreseeable future.  As at the date of this MD&A, the Company has approximately $1.165 million available in cash and cash equivalents, a working capital balance of approximately $1.05 million, and has an accumulated deficit of $0.617 million.

In order to continue as a going concern and to meet its corporate objectives, which primarily consist of investigating new potential properties and undertaking exploration work on those potential properties, the Company will require additional financing through debt or equity issuances, or other available means.

Although the Company has previously been successful in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. If the Company is unable to obtain adequate additional financing, the Company would be required to curtail its planned operations, and exploration activities. Factors that could affect the availability of financing include the progress and exploration results at Miata's mineral property interests, the state of international debt, equity and metals markets, and investor perceptions and expectations.

Furthermore, if future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates. These material uncertainties may cast significant doubt as to the ability of the Company to continue as a going concern.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

Contractual Obligations

The Company has no commitments for capital expenditures other than those already disclosed under "Mineral Properties" in this MD&A.

Pursuant to the BCA, Miata has agreed to certain customary commitments with 79North relating to closing the Acquisition.

Capital Management

It is necessary for the Company to raise new capital to fund operations on a reasonably regular basis. Miata manages its capital to meet short-term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company's holdings of cash. To facilitate the management of its capital requirements, management prepares expenditure forecasts that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Miata, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Miata.

While we remain focused on our plans to continue exploration and development on Cabin Lake and look forward to closing the Acquisition, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

If additional funds are required, the Company plans to raise additional capital primarily through the private placement of its equity securities.  Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company's continued working capital requirements.  Please also refer to "Going Concern" for further discussion on the availability of capital resources.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, nor outstanding legal matters as at the date of this MD&A.

Related Party Transactions

Key management personnel include the members of the Board of Directors and officers of the Company who have the authority and responsibility for planning, directing and controlling the activities of the Company.  The Company has determined that key management personnel consist of members of the Company's Board of Directors, legal entities they control, and the Company's corporate officers.

For details on amounts paid, payable, and accrued to directors and officers refer to disclosure in the Q4 Financial Statements.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023
For the three months ended:	$	$	$	$
Total assets:	267,587	355,698	427,112	558,435
Working capital	227,409	305,452	376,317	555,427
Loss for the period	149,850	144,751	179,908	40,102
Loss per share	0.00	0.01	0.01	0.01

	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022
For the three months ended:	$	$	$	$
Total assets:	643,605	47,629	842	1
Working capital deficiency	602,613	324	2,108	-
Loss for the period	41,062	45,082	22,408	-
Loss per share	0.03	0.03	112	nil

The quarterly trend in total assets and working capital is primarily driven by movements in the cash balance related to the Company's financing activities and spending on corporate costs and exploration programs.  The Company closed its largest financing to date during the three months ended March 31, 2023 for gross proceeds of $619,225, which consequentially impacted the balances and activities in subsequent periods.

The initial cash payments pursuant to the Option Agreement have been recognized on the statement of financial position.  All other exploration costs at Cabin Lake are reflected on the statement of loss, and gradually draw down the balance of cash as expenditures are incurred.

The quarterly trend in operating loss and loss per share for the period reflects the Company's corporate and exploration and evaluation expenditures for each given period.  The Company's expenditures, particularly its exploration activities from one period to the next, may fluctuate and lack some degree of comparability from period to period as a result of a number of factors including seasonal fluctuations, the write-off of capitalized amounts, share-based payments, tax recoveries, among other factors.  In general, however, the neet loss from quarter to quarter since closing that financing has remained relatively consistent.

The Company's primary source of funding is through the issuance of share capital; accordingly, the Company's activity level and the size and scope of planned exploration projects may also fluctuate depending upon the availability of equity financing with favourable terms.  When capital markets strengthen, and the Company is able to secure equity financing with favourable terms, the Company's activity levels, and the size and scope of planned exploration projects may increase.

Share Capital and Outstanding Securities

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Common shares

During the year ended March 31, 2023, the Company issued a total of 14,130,000 common shares as follows:

• In November 2022, the Company closed a private placement and issued 6,000,000 units at $0.0025 per unit for gross proceeds of $15,000.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of $0.10 per common share for a period of five years.  No value was attributed to the warrants.

• In January 2023, the Company closed a private placement and issued 8,130,000 common shares at $0.01 per common share for gross proceeds of $81,300.  Of the total proceeds, $500 was recorded as subscriptions receivable, and settled subsequent to year end.

• In March 2023, the Company closed a private placement and issued 12,384,500 Special Warrants at $0.05 per common share for gross proceeds of $619,225.  Of the total proceeds, $163,725 was recorded as subscriptions receivable as the funds from the financing were received subsequent to the March 31, 2023 year end.

During the twelve months ended March 31, 2024, the Company issued a total of 12,405,076 common shares as follows:

• On November 30, 2023, the Company issued 20,576 shares pursuant to the Option Agreement. The shares were issued at a deemed price of $0.243 per share, and were subject to a statutory four-month hold period (expired March 21, 2024), in accordance with applicable securities laws.

• On July 12, 2023, the Company issued 12,384,500 common shares upon the conversion of 12,384,500 previously issued special warrant shares ("Special Warrants").  Accordingly, the Company reclassified $614,864 from Special Warrants to Share Capital.

Subsequent to period end, the Company issued a total of 5,833,333 common shares and 2,916,666 share purchase warrants as follows:

• On June 26, 2024, Miata closed a non-brokered private placement financing raising gross proceeds of $1,750,000 (the "June Private Placement"). Under the terms of the June Private Placement, Miata issued 5,833,333 units of the Company at a price of $0.30 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant, entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until June 25, 2026.  The warrants issued in this private placement are subject to an acceleration right held by Miata, such that if the Company's share price closes above $0.50 for a period of 10 consecutive trading days, the Company may, at any time after such an occurrence, give written notice to the holders of the warrants that the warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the delivery of such notice, unless exercised by the holders prior to such date.

As of the date of this MD&A, the Company has 32,368,609 common shares outstanding.

Warrants

As at March 31, 2024, there were 3,000,000 warrants with an exercise price of $0.10, and an expiry date of November 30, 2027, outstanding. No value was assigned to these Warrants as they were issued as part of a unit that was priced prior to the Company's public listing on the CSE.

Stock options

On December 19, 2023, the Company issued 1,300,000 Options to officers, directors, and consultants to the Company. The Options are exercisable at a price of $0.23 per Option, 50% of which vested immediately on grant and the reminder of which vest 6-months after the date of grant.  The Options have an expiration date of 2 years. The fair value of the Options was determined using the Black Scholes option pricing model using the following assumptions: estimated volatility of 83%, risk-free interest rate of 3.99%, expected life of 2 years, exercise price of $0.230, a dividend yield of 0%, and a share price of $0.23. The determination of volatility was made with reference to the historical share prices of a group of similar companies as the Company's trading history is less than the two-year life of these Options.

On May 13, 2024, Miata awarded certain consultants to the Company an aggregate of 535,000 Options.  The Options have an exercise price of $0.25 and a term of 3 years.  Half of the Options will vest six months after the date of the grant, and the remaining half of the Options awarded will vest twelve months after the date of the grant.

On June 25, 2024, Miata awarded certain directors, officers and consultants to the Company an aggregate of 1,400,000 Options.  The Options have an exercise price of $0.52 and a term of 3 years, all of which vested immediately upon award.

Changes in Accounting Policies and Initial Adoption

The Company did not adopt any new accounting polices during the period.

Critical Accounting Estimates

The critical accounting estimates used by the Company are described in the financial statements for the three- and twelve-months ended March 31, 2024.

Financial Instruments and Risks

The Company is exposed in varying degrees to a variety of financial instrument related risks. As at March 31, 2024, the Company's financial instruments consist of cash held on deposit, and its financial liabilities consist of accounts payable and accrued liabilities. It is management's opinion that (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Q4 Financial Statements.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. As most of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to exchange risk as its mineral property interests are located in Canada and transactions are conducted in the Canadian dollar.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages this risk by careful management of its working capital. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There is no assurance of continued access to significant equity funding. The Company requires additional funding to continue with its ongoing operations and exploration commitments and accordingly is exposed to liquidity risks.

Risk Factors

The common shares should be considered highly speculative due to the nature of the Company's business and the present stage of its development. In evaluating the Company and its business, investors should carefully consider, in addition to the other information contained in the Prospectus, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with the Company's operations. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on its business, financial condition, operating results or prospects. In that case, the trading price of the Company's common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

An investment in securities of the Company should only be made by persons who can afford a significant or total loss of their investment.

Limited Operating History, No Ongoing Operations and No Production History

The Company is a mineral exploration company and has no operations or revenue. There are no known commercial quantities of mineral reserves on the Company's properties. There is no assurance that the Company will ever discover any economic quantities of mineral reserves.

Negative Operating Cash Flow

Since inception, the Company has had negative operating cash flow. The Company has incurred losses since its founding. The losses and negative operating cash flow are expected to continue for the foreseeable future as funds are expended on the exploration programs on the properties and administrative costs. The Company cannot predict when it will reach positive operating cash flow.

Requirement for Further Financing

The Company has limited financial resources and will need to raise additional funds to continue exploration of its property interests. The proceeds from the Company's financings to date will be used to carry out (i) the exploration programs recommended by the Technical Report, (ii) provide a secured bridge loan to 79North of $200,000 (the "Bridge Loan") to be used by 79North to cover its transaction costs and settle its outstanding liabilities prior to closing of the Acquisition, (iii) due diligence and mineral property assessment activities on the mineral property interests held by 79North in Suriname, and (iv) close the Acquisition.

Additional funds will be required should the Company decide to carry out additional work programs. There is no assurance the Company will be able to raise additional funds or will be able to raise additional funds on terms acceptable to the Company. If the Company's exploration programs are successful and favourable exploration results are obtained, the properties may be developed into commercial production; accordingly, the Company may ultimately require significant additional funds to reach a stage of commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, debt, or offering of interests in its properties to be earned by another party or parties by carrying out development work. There is no assurance that any such funds will be available to the Company or be available on terms acceptable to the Company. If funds are available, there is no assurance that such funds will be sufficient to bring the Company's properties to commercial production. Failure to obtain additional financing on a timely basis could have a material adverse effect on the Company and could cause the Company to forfeit its interest in its properties and reduce or terminate its operations.

Economic Conditions

Unfavorable economic conditions may negatively impact the Company's financial viability as a result of increased financing costs and limited access to capital markets.

Exploration and Development

The business of exploration for precious metals involves a high degree of risk. Few exploration properties are ultimately developed into producing properties. The Company's properties are at the early exploration stage.  The Company's business relies upon the ability to determine whether a given property has commercial quantities of recoverable minerals. At the date of this MD&A, there are no bodies of ore, known or inferred at Cabin Lake, and there are no known bodies of commercially recoverable ore on the properties. No assurance can be given that any discovered mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.

Title to Properties

The Company does not own the mineral rights pertaining to all of its properties, rather it holds an option to acquire the mineral rights and title to such properties. There is no guarantee the Company will be able to raise sufficient funding in the future to explore and develop its properties so as to maintain its interests therein. If the Company loses or abandons its interest in the properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by the CSE.

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated its title to the properties for which it holds exploration licenses or exploration license applications, and the Company is satisfied with its review of the title to the properties, the Company cannot give an assurance that title to the properties will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. The Company does not carry title insurance on the properties. A successful claim that the Company does not have title could cause the Company to lose its rights to the properties, perhaps without compensation for its prior expenditures relating to the properties.

Surface Rights

The Company does not own the surface rights to the properties. The Company understands that it is necessary, as a practical matter, to negotiate surface access, however, there is a risk that local communities or affected groups may take actions to delay, impede or otherwise terminate the contemplated activities of the Company. There can be no guarantee that the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration and development activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, which assistance may not be provided or, if provided, may not be effective. If the development of a mine on the properties becomes justifiable it will be necessary to acquire surface rights for mining, plant, tailings, and mine waste disposal. There can be no assurance that the Company will be successful in acquiring any such rights.

Management

The success of the Company is largely dependent upon the performance of its management. The loss of the services of these persons may have a material adverse effect on the Company's business and prospects. There is no assurance that the Company can maintain the service of its management or other qualified personnel required to operate its business.

Requirement for Permits and Licenses

The Company will apply for all necessary licenses and permits under applicable laws and regulations to carry on the exploration activities which it is currently planning in respect of the properties, and the Company believes it will comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should the Company proceed beyond exploration. There can be no guarantee that the Company will be able to obtain such licenses and permits.

Environmental Risks and other Regulatory Requirements

The current or future operations of the Company, including the exploration activities and commencement of production on the properties, will require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for its facilities and conduct of exploration and development operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any exploration and development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulations and permits governing the operations and activities of mineral companies, or more stringent enforcement thereof, could have a material adverse impact on the Company and cause increases in capital expenditure or exploration and development costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

Uninsurable Risks

Exploration of mineral properties involves numerous risks, including unexpected or unusual geological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against environmental risks.

Competition

Significant and increasing competition exists for mineral opportunities in Canada, and around the world. There are a number of large established mineral exploration companies with substantial capabilities and greater financial and technical resources than the Company.

The Company may be unable to acquire additional mineral properties or acquire such properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company's exploration programs will yield any reserves or result in any commercial mineral operations.

Escrowed shares

The possible sale of common shares released from escrow on each release date could negatively affect the market price of the Company's common shares and also result in an excess of sellers of common shares to buyers of common shares and seriously affect the liquidity of the common shares.

Conflicts of Interest

Directors of the Company may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest for such directors. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the Business Corporations Act (British Columbia) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

No Cash Dividends

The Company has not declared any cash dividends to date. The Company intends to retain any future earnings to finance its business operations and any future growth. Therefore, the Company does not anticipate declaring any cash dividends in the foreseeable future.

Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

There are no legal proceedings outstanding, threatened or pending as of the date of this MD&A by or against the Company or to which it is party or its business or any of its assets are the subject of, nor to the knowledge of the directors and officers of the Company are any such legal proceedings contemplated which could become material to a purchaser of the Company's securities.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined or explored for. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. There can be no assurance that mineral prices will be such that the Company's properties can be mined at a profit. Factors beyond the Company's control may affect the marketability of any minerals discovered. The prices of base and precious metals have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond the Company's control. The market price of metals and minerals is volatile and cannot be controlled by the Company. Metal prices have fluctuated widely, particularly in recent years. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Share Price Volatility

The Company's common shares are listed for trading on the CSE, and accordingly there are external factors outside of the Company's control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward mining sector stocks, which may have a significant impact on the market price of the common shares. Global stock markets, including the CSE, have experienced extreme price and volume fluctuations from time to time. The same applies to companies in the mining sector. There can be no assurance that an active or liquid market will develop or be sustained for the common shares.

Subsequent Events

There are no subsequent events other than those described in this MD&A.

Proposed Transactions

Other than the proposed Acquisition of 79North, there are no proposed transactions.

Approval

The board of directors of the Company approved the disclosure contained in this MD&A on August 26, 2024.  A copy of this MD&A will be provided to anyone who requests it.